INVEST IN **NOSTALGIA COFFEE**

Share

☕ EXCEPTIONAL COFFEE MADE SIMPLE ☕



nostalgiacoffeeroasters.com San Diego CA

Technology Food Retail

OVERVIEW UPDATES WHAT PEOPLE SAY 2 ASK A QUESTION

Highlights

1. 💪🏳️‍🌈 LGBTQ Proud, Female-Founded Company Led by a Former CPA and Successful Entrepreneur
2. 🏆 Multiple Top-Rated Coffees in the World by Coffee Review
3. 😇 Lead Investor is a Renowned Serial Entrepreneur, Accelerator & Advocate -Silvia Mah PhD, MBA
4. 😮 Americans Drink Nearly 2 Cups of Coffee Per Day Per Capita --That is 646 Million Cups EACH DAY
5. 💦 Nearly 60% of Americans Choose Coffee Each Day Compared to Any Other Beverage, Including Tap Water
6. 🌎 100% Of Our Coffee is Ethically Sourced & Sustainably Grown With the Brew Bag Being Compostable
7. 💰 Easy Brew Method that Makes Exceptional Coffee
8. 💲 Existing Revenue Streams Exceed $200k/Year from Mobile Cafe and Online Sales

Our Team



Taylor Fields Founder & CEO

Making exceptional coffee is our objective; improving the world around us is our mission.

Our entire team is obsessed with coffee and our goal is to never let anyone settle again for a sub-optimal coffee experience.



Audrie Rosales Head of Operations



Brandt Rakowski Head Roaster

WE ARE FUNDAMENTALLY CHANGING HOW PEOPLE BREW AND EXPERIENCE COFFEE...

With our coffee in a brew bag, the coffee consumer never has to settle again for a sub-optimal coffee experience. In fact, they can make an exceptional cup of coffee using only hot water, our compostable brew bag, and a mug anytime, anywhere. Although the brewing method is simple, the science behind the brew bag innovation is not.

We obsessed over this concept and tailored our coffee to find the ideal qualities needed to make the brew bag taste exceptional.

We discovered the perfect:

- Coffee Varietal
- Origins
- Processing Methods
- Roast Profiles
- Blend Ratios
- Micron Particle Size
- Off-gassing Time
- Extraction Yield

&

- Brew Directions

To make the coffee in a brew bag taste just like a pour-over!


COFFEE IN A BREW BAG
NOSTALGIA
COFFEE ROASTERS
MEMORY LANE
NET WT 0.42 OZ (12g)
INSTRUCTIONS
Pour 9oz (270ml) boiling water over brew bag
Let sit until cool enough to drink ~150° F
Dunk 2 times, toss and drink!
Packaged in the USA

In Just Three Simple Steps, You Can Experience an Exceptional Cup Of Coffee--

1. Pour 9oz boiling water over the brew bag

2. Let sit until it is cool enough to drink (~5 minutes)

3. Dunk 2 times, toss and enjoy!

What About Cold Brew?

These brew bags don't just make hot coffee, they make an incredible cold brew as well.

1. Pour 9oz cold water over the brew bag

2. Cover and refrigerate for 12-16 hours

3. Dunk 2 times, toss and enjoy!

This is Not Just a Concept!

Our first 5,000 brew bags were launched in June 2021! We sold out in 2 hours and we are now on our second production run and preparing to build up inventory for a national rollout!

Our brew boxes are sold direct-to-consumer in 10-count boxes for $25. That's a 92-Point coffee for $2.50/cup. Goodbye $5 pour-overs or $3 batch brews, **hello awesome.**

We are also in negotiations with some of the world's largest office coffee and hotel coffee suppliers to sell bulk individual brew bags.


Pack of 10
NOSTALGIA
COFFEE ROASTERS
COFFEE IN A BREW BAG
MEMORY LANE


COFFEE REVIEW
92
points
2021
Pack of 10
NOSTALGIA
COFFEE ROASTERS
COFFEE IN A BREW BAG
MEDIUM ROAST
MEMORY LANE
BRAZIL • SUMATRA • GUATEMALA
10 - 0.42oz (12g) Pouches • NET WT 4.2oz (120g)

Why We are Different From Our Competitors

Four Reasons:

1. We created our brew bag with one constituent in mind--the consumer. We put in the time, science and research, so the consumer can have an exceptional cup of coffee hassle-free.

2. We tailored our brew bags to be just as good as the coffee inside them. That means a 92-point coffee should taste like one when you brew it using a brew bag. It now does.

3. Lastly, we don't apply a one size fits all approach and co-pack other roasters' coffee for a steep price. Rather, we work with a local partner and our in-house team to roast, source, and make these bags simply remarkable.

4. We have and will continue to roast the highest-rated coffees in the world.


COFFEE REVIEW
94
points
2021
NOSTALGIA
COFFEE ROASTERS
ANDRES CARDONA
COLOMBIA
NATURAL PROCESS
BABY DRAGONS
SAN DIEGO • CALIFORNIA

How We Got Started:

In 2018, Taylor started Nostalgia Coffee as a mobile cafe--the first of its kind in Southern California! From the vibe to its superior quality beverages, this is truly a third-wave cafe on the go. Wherever Nostalgia is, a unique and workable cafe experience pops up (tables, music, and all)!

Since the founding of the mobile cafe, revenue has grown from $5,000/month to $25,000/month! We plan to keep the mobile cafe on the go for years to come coasting the roads of SoCal and providing coffee at some of the most prestigious events in the county.


COFFEE
menu
NOSTALGIA
NOSTALGIA
Coffee




COFFEE
@nostalgiabrew

What About Cafes?

The primary focus for Nostalgia is the national and international growth of the brew bags; however, we plan to grow our physical presence via cafes throughout the country. It is extremely important for our consumers to interact with Nostalgia in person just as much as online! We plan to open 1-2 cafes in San Diego in 2021 and at least 5 cafes in the next 3 years.

Invest in Diversity

We are a gay woman-founded company that is proud to be disrupting the coffee industry. Diversity, inclusion, and equity are paramount to our company. We are a coffee company for everyone. From the farmers we work with to our team and community, we ensure everyone is treated with dignity and respect. We work with women-owned farms and washing stations and ensure they are paid what allows them, their families, and their communities to thrive. With our team, we always pay a living wage, never a minimum wage. Below are our values laid out for you.

WHAT WE STAND FOR

Mission:

We Must Always Endeavor To Be Better And Do Better For Coffee, Humankind And The Earth. Making Exceptional Coffee Is Our Objective; Improving The World Around Us Is Our Mission.

Philosophy:

We Were Founded On The Core Belief That We Are A Company For Everyone. No Matter Your Gender, Identity, Age, Race, Ethnicity, Sexual Orientation Or Background, Everyone Is Valued At Nostalgia And It Is These Unique Characteristics That Each Of Us Inhabit That Makes Our Team Stronger, More Prosperous And Leaders In Our Communities. We Are Driven By The Notion That Everything We Do Must Positively Impact The Lives Of Our Customers, Our Partners, Our Team Members, Our Communities And Our Planet.

OUR VALUES

Strive To Be Better At Everything We Do
Treat Everyone With Dignity, Respect & Equality
Always Be Kind, Accountable And Respectful
Never Settle, Always Innovate, And Positively Impact Our World
Deliver Excellence In Coffee & Customer Service






NOSTALGIA
COFFEE ROASTERS


COFFEE
IN A
BREW BAG